Filed Pursuant to Rule 424(b)(3)

Registration No. 333-239961

Prospectus Supplement No. 2

(To Prospectus dated September 10, 2020,

as amended by Amendment No. 1 dated September 2, 2020)

ASHFORD HOSPITALITY TRUST, INC.

OFFER TO EXCHANGE

and

CONSENT SOLICITATION

The Exchange Offer and Consent Solicitation will expire at 5:00 p.m. New York City time, on October 30, 2020, unless earlier terminated or extended.

This is Prospectus Supplement No. 2 (this “Prospectus Supplement”) to our Prospectus, dated September 10, 2020, as amended by Prospectus Supplement No. 1, dated September 2, 2020 (as amended, the “Prospectus”), relating to our Exchange Offer and Consent Solicitation. Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

The information contained in this Prospectus Supplement updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.

We previously extended the Exchange Offer and Consent Solicitation from 5:00 p.m., New York City time, on October 9, 2020 to 5:00 p.m., New York City time, on October 30, 2020. We decided to extend the Expiration Date in order to allow additional time to meet the condition to the Exchange Offers that we raise at least $30,000,000 to fund the Cash Option offered in the Exchange Offers and to raise an amount sufficient to enable us to have funds lawfully available for the payment of the Cash Option.

We also amended the terms of the Exchange Offers to waive the following conditions to the Exchange Offers: (i) the condition that the holders of at least 66 2/3% of the outstanding Preferred Stock for a series of Preferred Stock tender their shares into the Exchange Offer for such series of Preferred Stock; (ii) the condition that the holders of at least 66 2/3% of the outstanding Preferred Stock for a series of Preferred Stock consent to the proposed amendments to our corporate charter (the “Proposed Amendments”); and (iii) the condition that the Proposed Amendments are approved by the holders of 66 2/3% of our Common Stock outstanding and entitled to vote at the special meeting of holders of common stock (the “Special Meeting”). Although we waived these conditions, we still intend to seek the consent of the holders of Preferred Stock and approval of the holders of Common Stock for the Proposed Amendments, and still intend to make the Proposed Amendments if the consent of a series of Preferred Stock and approval of the holders of Common Stock is obtained, which Proposed Amendments would, among other things, automatically reclassify and convert each share of Preferred Stock in the applicable series into Common Stock. We may, accordingly, accept tenders of any series of Preferred Stock in an amount that is less than 66 2/3% of the outstanding shares of that series of Preferred Stock if the consent of such series of Preferred Stock or approval of the holders of Common Stock is not obtained, which, as a result, could mean that shares of Preferred Stock of that series would remain outstanding after the closing of the Exchange Offers. Holders of Preferred Stock have certain rights that holders of Common Stock do not, including rights to dividends in priority to dividends on Common Stock and a right to receive, upon our liquidation, a preference amount out of the assets available for distribution to stockholders before any distribution can be made to holders of Common Stock. If we were to file for bankruptcy, holders of shares of Preferred Stock that remain outstanding would have a claim in bankruptcy that is senior to any claim holders of Common Stock would have.

The Special Meeting was held on October 6, 2020. At the Special Meeting, the proposal that required approval of the holders of the Common Stock to the issuance of Common Stock in accordance with Rule 312.03(c) of the NYSE Listed Company Manual was approved. The meeting was adjourned with respect to the remaining proposal for the holders of Common Stock to approve the Proposed Amendments (the “Charter Amendment Proposal”). The meeting has been adjourned with respect to the Charter Amendment Proposal until October 30, 2020, at 9:00 a.m. Central Time, at the Embassy Suites Hotel, 14021 Noel Road, Dallas, Texas 75240. The Exchange Offers may be consummated regardless of whether the Charter Amendment Proposal is approved by holders of Common Stock at the Special Meeting.

Our Exchange Offers and the Consent Solicitation are subject to the conditions listed under “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offers.” There are multiple conditions to the closing of the Exchange Offers that are beyond our control, and we cannot provide you any assurance that these conditions will be satisfied or that the Exchange Offers will close.

Exchanging your Preferred Stock for an investment in the Common Stock involves risks. See “Risk Factors” beginning on page 28 of the Prospectus and page S-3 of this Prospectus Supplement for a discussion of factors that you should consider in connection with the Exchange Offers and the Consent Solicitation.

Neither the Securities and Exchange Commission nor any state securities authority has approved or disapproved this transaction or these securities or determined the fairness or merits of this transaction or Prospectus/Consent Solicitation, or determined if this Prospectus/Consent Solicitation is truthful or complete. Any representation to the contrary is a criminal offense.

Dealer Manager and Solicitation Agent

RBC Capital Markets

The date of this Prospectus Supplement is October 9, 2020.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-1

RISK FACTORS	S-3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Throughout this Prospectus Supplement, we make forward-looking statements that are subject to risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Additionally, statements regarding the following subjects are forward-looking by their nature:

•	the impact of the novel strain of coronavirus (COVID-19) and numerous governmental travel restrictions and other orders on our business;

•	our ability and the ability of our advisor, Ashford Inc., to continue as a going concern;

•	our business and investment strategy;

•	anticipated or expected purchases or sales of assets;

•	our projected operating results;

•	completion of any pending transactions;

•	our ability to obtain future financing arrangements or restructure existing property level indebtedness;

•	our understanding of our competition;

•	market trends;

•	projected capital expenditures; and

•	the impact of technology on our operations and business.

Such forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance taking into account all information currently known to us. These beliefs, assumptions, and expectations can change as a result of many potential events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, results of operations, plans, and other objectives may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our securities. Additionally, the following factors could cause actual results to vary from our forward-looking statements:

•	factors discussed in our Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on March 12, 2020, including those set forth under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Properties,” as supplemented by our Current Report on Form 8-K filed May 8, 2020, our subsequent Quarterly Reports on Form 10-Q and other filings under the Exchange Act;

•	adverse effects of the novel strain of coronavirus (COVID-19), including a general reduction in business and personal travel and travel restrictions in regions where our hotels are located;

•	ongoing negotiations with our lenders regarding potential forbearance or the exercise by our lenders of their remedies for default under our loan agreements;

•	actions by our lenders to accelerate loan balances and foreclose on the hotel properties that are security for our loans that are in default;

•	general volatility of the capital markets and the market price of our common and preferred stock;

•	general and economic business conditions affecting the lodging and travel industry;

•	changes in our business or investment strategy;

•	availability, terms, and deployment of capital;

•	unanticipated increases in financing and other costs, including a rise in interest rates;

•	changes in our industry and the market in which we operate, interest rates, or local economic conditions;

•	the degree and nature of our competition;

•	actual and potential conflicts of interest with Ashford Inc. and its subsidiaries (including Ashford Hospitality Advisors LLC (“Ashford LLC”), Remington Hotels, Premier Project Management LLC (“Premier”), Braemar Hotels & Resorts Inc. (“Braemar”)), our executive officers and our non-independent directors;

•	changes in personnel of Ashford LLC or the lack of availability of qualified personnel;

•	changes in governmental regulations, accounting rules, tax rates and similar matters;

•	legislative and regulatory changes, including changes to the Internal Revenue Code of 1986, as amended (the “Code”), and related rules, regulations and interpretations governing the taxation of real estate investment trusts; and

•	limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Prospectus Supplement could cause our actual results and performance to differ significantly from those contained in our forward-looking statements. Additionally, many of these risks and uncertainties are currently amplified by and will continue to be amplified by, or in the future may be amplified by, the COVID-19 outbreak and the numerous government travel restrictions imposed in response thereto. The extent to which COVID-19 impacts us will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Accordingly, we cannot guarantee future results or performance. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Prospectus Supplement. Furthermore, we do not intend to update any of our forward-looking statements after the date of this Prospectus Supplement to conform these statements to actual results and performance, except as may be required by applicable law.

RISK FACTORS

In deciding whether to tender your shares of Preferred Stock pursuant to the Exchange Offers and the Consent Solicitation, you should read carefully the Prospectus, this Prospectus Supplement and the documents to which we refer you. You should also carefully consider the following factors, in addition to the risk factors provided in the Prospectus beginning on page 28.

We may accept tenders of shares of Preferred Stock even if we receive tenders from less than 66 2/3% of the outstanding shares of a series of Preferred Stock and, therefore, shares of one or more of our series of Preferred Stock may remain outstanding and continue to have dividend and liquidation rights that are senior to our Common Stock.

We have waived the condition to the Exchange Offers that holders of at least 66 2/3% of the outstanding Preferred Stock of a series of Preferred Stock tender their shares into the Exchange Offers. Therefore, it is possible that shares of our Preferred Stock will remain outstanding after the closing of the Exchange Offers. Holders of our Preferred Stock have certain rights that holders of our Common Stock do not. These include rights to dividends in priority to dividends on our Common Stock and a right to receive, upon a liquidation of the Company, a preference amount out of the assets available for distribution to stockholders before any distribution can be made to holders of our Common Stock. If we were to file for bankruptcy, holders of our shares of Preferred Stock that remain outstanding would have a claim in bankruptcy that is senior to any claim holders of our Common Stock would have. In addition, if shares of our Preferred Stock remain outstanding after the closing of the Exchange Offers, we may determine in the future to offer to exchange or repurchase shares of our then-outstanding Preferred Stock on terms that are more or less favorable than the terms of the Exchange Offers, or to not offer to exchange or repurchase such shares.

If we close the Exchange Offer for one or more series of Preferred Stock with a participation level below 66 2/3% of the outstanding Preferred Stock of that series, the trading and liquidity of such Preferred Stock may be adversely impacted due to the smaller number of shares of Preferred Stock left outstanding.

We may close the Exchange Offers even if the number of shares of Preferred Stock tendered for one or more series of Preferred Stock are only a small percentage of the shares of Preferred Stock outstanding for that series.

Under the terms of the Exchange Offers, we are able to close the Exchange Offers even if less than 66 2/3% of the outstanding Preferred Stock for one or more series of Preferred Stock has been tendered into the Exchange Offers. As a result, we may close the Exchange Offer for one or more series of Preferred Stock even if only a small percentage of Preferred Stock of that series are tendered. If a Preferred Holder tenders their shares of Preferred Stock, and we close one or more Exchange Offers with only a small percentage of Preferred Stock tendered, then there will still be a large number of shares of Preferred Stock outstanding that have preferential rights to the shares of Common Stock that the Preferred Holder will receive in exchange for their shares of Preferred Stock.

If we are unable to regain compliance with continued listing criteria, our Common Stock could be delisted from the NYSE and it could have a substantial effect on our liquidity and results of operations.

On April 17, 2020, we received written notification from the NYSE that the average closing price of our Common Stock over the prior 30 consecutive trading-day period was below $1.00 per share, which is the minimum average closing price per share required to maintain listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual. We informed the NYSE that we intend to cure the deficiency and to return to compliance with the NYSE continued listing requirements, which the NYSE has acknowledged. On July 15, 2020, we completed a 1-for-10 reverse stock split of our Common Stock. On August 3, 2020, the NYSE notified the Company that it had cured its non-compliance with the NYSE’s minimum average closing price per share standard because the average closing price of our Common Stock was above $1.00 per share on July 31, 2020 and for the 30 consecutive trading-day period ending July 31, 2020.

On October 1, 2020, the Company received written notification (the “Notice”) from the NYSE that the Company currently is not in compliance with the continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual because the Company’s average market capitalization was less than $50 million over a consecutive 30 trading-day period and, at the same time, its stockholders’ equity was less than $50 million. As set forth in the Notice, as of September 30, 2020, the 30 trading-day average market capitalization of the Company was approximately $31.6 million and the Company’s last reported shareholders’ equity as of June 30, 2020 was negative $38.4 million.

The Company notified the NYSE that it would, within 45 days of receipt of the Notice, submit a plan to the NYSE setting forth the actions intended to be taken by the Company to return to compliance with Section 802.01B within 18 months of receipt of the Notice. The NYSE will review the Company’s plan and, within 45 days, make a determination as to whether the Company has made a reasonable demonstration of its ability to come into compliance with Section 802.01B within 18 months. If the Company’s plan is not accepted, the NYSE will initiate delisting proceedings. If the NYSE accepts the Company’s plan, the Company’s Common Stock will continue to be listed and traded on the NYSE during the cure period, subject to the Company’s compliance with the plan and other continued listing standards. If the Company fails to comply with the plan or does not meet continued listing standards at the end of the allowed cure period, it will be subject to the prompt initiation of NYSE suspension and delisting procedures. While we are working to cure this deficiency and regain compliance with this continued listing standard, there can be no assurance that we will be able to cure this deficiency or if we will cease to comply with another continued listing standard of the NYSE.

Our Common Stock could also be delisted if our average market capitalization over a consecutive 30 day-trading period is less than $15 million, in which case we would not have an opportunity to cure the deficiency, our Common Stock would be suspended from trading on the NYSE immediately, and the NYSE would begin the process to delist our Common Stock, subject to our right to appeal under NYSE rules. We cannot assure you that any appeal we undertake in these or other circumstances will be successful.

Failure to regain compliance with the NYSE continued listing requirements could negatively impact us and our stockholders by reducing the willingness of investors to hold our Common Stock because of the resulting decreased price, liquidity and trading volume of our Common Stock, limited availability of price quotations, and reduced news and analyst coverage. These developments may also require brokers trading in our Common Stock to adhere to more stringent rules and may limit our ability to raise capital by issuing additional shares in the future. Delisting may adversely impact the perception of our financial condition and cause reputational harm with investors and parties conducting business with us. In addition, the perceived decreased value of equity incentive awards may reduce their effectiveness in encouraging executive performance and retention.

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